Altair Engineering Inc.

1820 E Big Beaver Road

Troy, Michigan 48083

September 12, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brittany Ebbertt and Melissa Kindelan

Re:	Altair Engineering Inc.

Form 10-K for the year ended December 31, 2023

Form 8-K dated August 1, 2024

File No. 001-38263

This letter is submitted by Altair Engineering Inc. (the “Company” or “Altair”) in connection with the Staff’s comment letter dated September 5, 2024.

The Staff’s comments have been retyped below in italics, and are followed by the Company’s responses:

SEC Comment:

Form 10-K for the year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recurring Software License Rate, page 55

1.

SEC Comment: Please revise to state that the recurring software license rate measure is intended to convey the percentage of software billings that are recurring in nature, and to explain why such information is useful to investors and how management uses the metric in managing or monitoring the performance of the business, consistent with what you indicated in response to comment 1 in your letter dated June 30, 2022, and what you appear to disclose, in part, in your Forms 10-Q.

Company Response: The Company respectfully acknowledges the Staff’s comment. Consistent with the Company’s disclosure in our Forms 10-Q, we will include the following disclosure in future Form 10-Q and Form 10-K filings stating that the recurring software license rate measure is intended to convey the percentage of software billings that are recurring in nature and clarifying why the recurring software license rate measure is useful to investors and how management uses the metric in monitoring performance of the business:

September 12, 2024

A key factor to our success is our recurring software license rate, which we measure through Billings, primarily derived from annual renewals of our existing subscription customer agreements. The recurring software license rate is intended to convey the percentage of software billings that are recurring in nature. Recurring license streams allow us to create more consistent, predictable cash flows and drive greater long-term customer value. We believe the recurring software license rate is a key factor to our success and we monitor this measure to ensure our go-to-market strategy is driving long-term success of our business.

Form 8-K dated August 1, 2024

Exhibit 99.1

2.

SEC Comment: We note you present the period-over-period percentage fluctuation in both non-GAAP net income and adjusted EBITDA without equal or greater presentation of the associated period-over-period fluctuation in GAAP net income. Please revise accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Company Response: The Company respectfully acknowledges the Staff’s comment and will include the comparable GAAP measure with equal or greater presentation in future filings.

3.

SEC Comment: We note your definition of non-GAAP diluted common shares includes the diluted weighted average shares outstanding per GAAP regardless of whether you are in a loss position. Please explain what this means and how you considered whether this results in a measure that substitutes individually tailored measurement methods for that of GAAP. In this regard, for GAAP purposes no potential common shares shall be included in the computation of any diluted per share amount when a loss exists. Refer to Question 100.04 of the Non-GAAP C&DIs.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company calculates non-GAAP diluted shares using the treasury stock method to calculate the effect of dilutive securities, stock options, restricted stock units and employee stock purchase plan shares and using the if-converted method to calculate the effect of convertible instruments. This is the same methodology the Company uses when calculating GAAP diluted shares. However, since differences exist between non-GAAP net income and GAAP net income (loss), and therefore the Company may be in a non-GAAP net income position (in which case potential shares would be included) and a GAAP net loss position (in which case potential shares would be excluded), the number of non-GAAP diluted shares outstanding may be

September 12, 2024

different than the number of GAAP diluted shares outstanding for the purpose of calculating earnings per share. The difference between GAAP and non-GAAP diluted shares would only be due to certain shares being dilutive in one measure and antidilutive in the other measure, and therefore we do not believe this results in a measure that substitutes individually tailored measurement methods for that of GAAP.

The Company’s definition was intended to explain that certain dilutive shares would be included in the calculation of non-GAAP diluted shares even in cases where those shares had been excluded in the GAAP diluted shares calculation because they were antidilutive. In order to clarify this position, the Company will modify the definition of non-GAAP diluted shares in future filings as follows:

Non-GAAP diluted shares is calculated using the treasury stock method to calculate the effect of dilutive securities, stock options, restricted stock units and employee stock purchase plan shares and using the if-converted method to calculate the effect of convertible instruments. This is the same methodology that is used when calculating GAAP diluted shares. However, the determination of whether the shares are dilutive or antidilutive is made independently on a GAAP and non-GAAP net income (loss) basis and therefore the number of diluted shares outstanding for GAAP and non-GAAP may be different.

4.

SEC Comment: We also note that GAAP and non-GAAP diluted shares outstanding differ when there is net income on both a GAAP and non-GAAP basis, such as for the six months ended June 30, 2024. Please explain how non-GAAP diluted shares outstanding are calculated for this period, specifically noting the differences from GAAP diluted shares outstanding, and whether such differences result in a measure that substitutes individually tailored measurement methods for that of GAAP.

Company Response: The Company respectfully acknowledges the Staff’s comment.

Upon review of its calculation of non-GAAP diluted shares outstanding and non-GAAP net income per diluted share for the six months ended June 30, 2024, the Company noted a miscalculation that overstated non-GAAP diluted shares outstanding and therefore understated non-GAAP net income per diluted share. Non-GAAP diluted shares outstanding for the six months ended June 30, 2024 should have been reported as 87,397,000 shares – equal to the GAAP diluted shares outstanding. Using 87,397,000 shares, non-GAAP net income per diluted share for the six months ended June 30, 2024 should have been reported as $0.58 rather than $0.56 as reflected in our press release.

Upon receiving the Staff’s comment letter and discovering the miscalculation, the Company conducted a review of its calculations of non-GAAP diluted shares outstanding and related non-GAAP net income per diluted shares for all applicable prior periods. In that review, the Company noted that this same miscalculation of non-GAAP diluted shares outstanding existed for prior periods beginning in the three months ended March 31, 2022 and forward.

September 12, 2024

Upon completion of its review, the Company performed an assessment and concluded that the differences between the reported and corrected non-GAAP diluted shares outstanding and non-GAAP net income per diluted share are immaterial on both a qualitative and quantitative basis. In all periods in which a difference existed between the reported and corrected non-GAAP diluted shares outstanding and non-GAAP net income per diluted share, the reported non-GAAP diluted shares outstanding were overstated and non-GAAP net income per diluted share was understated compared to the corrected values. The difference in the previously reported and corrected non-GAAP diluted shares outstanding since the three months ended March 31, 2022 is between 0% – 4% in any period. The difference in the previously reported and corrected non-GAAP net income per diluted share is between $0.00—$0.04 per diluted share, or between 0% - 6%, in any period.

The Company will update future press releases with the corrected non-GAAP diluted shares outstanding and non-GAAP net income per diluted share for all impacted prior periods reported in the press releases. The Company does not disclose non-GAAP diluted shares outstanding and non-GAAP net income per diluted share in its Form 10-Q and 10-K filings. The miscalculation in non-GAAP diluted shares outstanding, and resulting impact to non-GAAP net income per diluted share, does not impact GAAP diluted shares outstanding or GAAP net income (loss) per diluted share, and therefore the GAAP diluted shares outstanding and GAAP net income (loss) per diluted share are properly stated for all periods.

***

All disclosure changes in response to the staff’s comments will be addressed in applicable future fillings made pursuant to the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

We believe that this letter fully responds to your questions and/or comments. However, if you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 248-614-2400, or our outside counsel, Kate Basmagian (646-414-6941) or Peter Ehrenberg (646-812-0202) of Lowenstein Sandler, LLP.

Very truly yours

ALTAIR ENGINEERING INC.

By:	/s/ Matthew Brown
Name:	Matthew Brown
Title:	Chief Financial Officer

September 12, 2024

cc:	Mr. Brian Gayle

Raoul Maitra, Esq.

Kate Basmagian, Esq.

Peter Ehrenberg, Esq.